06004798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-42713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secured Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Ste. 1400
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Goodman 310.477.9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dahlerbruch Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

16530 Ventura Blvd., Ste. 628, Encino, CA 91436
(Address) (City) (State) (Zip Code)

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 10 2006
WASH, D.C.
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, D. Michael Van Konynenburg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secured Capital LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOUGLAS KRIETE
Commission # 1631597
Notary Public - California
Los Angeles County
My Comm. Expires Dec 19, 2009

Notary Public

Secured Capital LLC
By: Secured Capital Management Inc., its manager

By:

Name: D. Michael Van Konynenburg
Title: President

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $2,126,097, which was $1,876,097 in excess of its required minimum net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.02 to1.

NOTE 3: Fair Value of Financial Instruments

Cash and Cash Equivalents, Receivables and Payables

The carrying amount approximates fair value because of the short-term maturity of those instruments.

NOTE 4: Related Parties

The Company's members control Secured Capital Corp (SCC). Under a cost sharing agreement SCC is responsible to pay certain operating costs incurred by the Company. As a result of this agreement, the Company paid SCC $5,563,822 as a real estate license fee, $1,938,607 as a real estate sourcing fee and reimbursed $632,965 of deal costs.

During 2005, the Company and SCC entered into revenue producing deals as joint ventures. In addition, the Company contracted with SCC to provide certain real estate related services.

In the normal course of business, the Company makes and receives short-term loans with entities under common control. At December 31, 2005 the Company had no payables to or receivables from SCC.

NOTE 5: Revenue Earned From Major Clients

The Company billed a significant portion of its services to three customers. During 2005, fees generated from these clients aggregated $10,504,319, which represents 76% of total revenue. At December 31, 2005, none of the fees generated from these clients were included in trade receivables.

SECURED CAPITAL, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL		
Members' equity		$ 2,581,568
Less non-allowable assets:		
Receivables on advisory services	$ 59,632	
Income taxes receivable	133,700	
Prepaid expenses	75,864	
Charge for fidelity bond deductible provision	20,000	
		289,196
Net capital before haircuts		2,292,372
Haircuts on securities		
A. Money market		166,275
Net capital		$ 2,126,097
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 38,260
Total aggregate indebtedness		$ 38,260
COMPUTATION OF BASIC NET CAPITAL		
Minimum net capital required		$ 250,000
Excess net capital		$ 1,876,097
Ratio aggregate indebtedness to net capital		0.02 to 1

SECURED CAPITAL, LLC

SCHEDULE 2
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES

AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net capital as reported in Company's part II (unaudited) FOCUS report	$	2,126,097
Adjustments		-
Net capital at December 31, 2005	$	2,126,097